Form 20-F
Kyivstar Group Ltd.
filed 2025-08-15
CIK 2062440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 14, 2025

For the transition period from                    to

Commission file number: 001-42804

Kyivstar Group Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Bermuda
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Kyivstar Group Ltd. Unit 517, Level 5 Index Tower Dubai International Financial Centre (DIFC) United Arab Emirates Telephone: +971 52 138 1275 (Address of principal executive offices)

Kaan Terzioğlu
Executive Chairman

Kyivstar Group Ltd.

Unit 517, Level 5

Index Tower

Dubai International Financial Centre (DIFC)

United Arab Emirates

Telephone: +971 52 138 1275

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	KYIV	The Nasdaq Global Select Market
Warrants	KYIVW	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the shell company report:

On August 14, 2025, the issuer had 230,863,523 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

Explanatory Note

On August 14, 2025 (the “Closing Date”), Kyivstar Group Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda (“PubCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 18, 2025 (as amended, the “Business Combination Agreement”), by and among PubCo, Cohen Circle Acquisition Corp. I, a Cayman Islands exempted company (“Cohen Circle”), VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law (the “Seller”), VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law (“VEON Holdings”) and Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”). Unless otherwise stated or the context otherwise requires, capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement.

As of the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Transactions”):

●	the sale from Seller to PubCo all of the issued and outstanding equity of VEON Holdings in exchange for 206,942,440 newly issued common shares of PubCo and the Seller Loan Note for consideration of approximately $178.4 million (the “Sale”), whereby VEON Holdings became a direct, wholly owned subsidiary of PubCo,

●	the merger of Merger Sub with and into Cohen Circle upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Merger”), with Cohen Circle continuing as the surviving company of the Merger and a direct, wholly owned subsidiary of PubCo, and

●	the other transactions contemplated by the Business Combination Agreement.

Prior to Closing, a total of 5,847,015 Cohen Circle ordinary shares were redeemed for a value of approximately $60.8 million, resulting in a total of 17,152,985 Cohen Circle public ordinary shares remaining issued and outstanding as of the Closing Date. As of Closing, the amount standing to the balance of the Trust Account was approximately $178.4 million. As of August 14, 2025, subsequent to Closing, there were 230,863,523 PubCo common shares outstanding.

Prior to the completion of the Transactions, PubCo did not conduct any material activities other than those incident to its formation, the incorporation of Merger Sub and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, PubCo became the direct parent of the VEON Holdings and its subsidiaries, including JSC Kyivstar, a private joint-stock company incorporated in Ukraine on September 3, 1997 (“JSC Kyivstar”). JSC Kyivstar is a telecommunications and digital business, operating Ukraine’s leading provider of mobile communication by number of subscribers and broadband services by number of access lines, as of December 31, 2024. We provide mobile, digital and fixed-line services to over 23 million mobile customers and over 1.1 million broadband subscribers as of December 31, 2024.

On March 17, 2025, the Seller, the Sponsors and PubCo entered into a lock-up agreement (the “Seller Lock-Up Agreement”) providing for, among other things, certain restrictions on the transfer of 95% of the PubCo common shares to be issued to the Seller at Closing until the earlier of (i) 180 days following the Closing Date, (ii) the price of PubCo’s common shares meeting or exceeding $13.50 for 20 trading days of any consecutive 30 trading days, and (iii) immediately prior to a liquidation event (the earlier of (i), (ii) and (iii), the “Lock-Up Release”).

On March 18, 2025, Cohen Circle, PubCo, the Sponsors, Cantor and the Seller entered into a sponsor agreement (as amended, the “Sponsor Agreement”). Pursuant to the Sponsor Agreement, on the Closing Date, effective immediately prior to the Merger and conditioned upon the Closing, the Sponsors agreed to cancel and forfeit (i) 2,609,647 Cohen Circle Class B Ordinary Shares and (ii) all 238,333.33 Cohen Circle Private Placement Warrants, in each case held by the Sponsors.. The Sponsor Agreement also provides for (a) certain restrictions on the transfer of 3,971,515 PubCo common shares to be issued to the Sponsors at Closing until the Lock-Up Release, subject to certain permitted transfers as set forth therein and (b) certain vesting conditions on 1,323,838 PubCo common shares to be issued to the Sponsors at Closing, in each case on the terms and subject to the conditions set forth in the Sponsor Agreement.

On July 9/10, 2025, PubCo, Cohen Circle and certain holders of Cohen Circle Class A Ordinary Shares (the “Non-Redeeming Shareholders”) prior to Closing, entered into non-redemption agreements (the “Non-Redemption Agreements”), pursuant to which an aggregate of 757,745 PubCo common shares were issued to the Non-Redeeming Shareholders in consideration of such holders agreeing (i) to vote their Cohen Circle Class A Ordinary Shares in favor of the Transactions and (ii) not to redeem such Cohen Circle Class A Ordinary Shares.

PubCo’s common shares and PubCo’s warrants are trading on The Nasdaq Stock Market LLC (“Nasdaq”), with PubCo’s common shares trading on the Nasdaq Global Select Market, under the symbol “KYIV” and PubCo’s warrants trading on the Nasdaq Capital Market under the symbol “KYIVW.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “PubCo” refer to Kyivstar Group Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda, and its consolidated subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding PubCo’s intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which PubCo operates as well as prospective financial information and any information concerning possible or assumed future results of operations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting PubCo. Factors that may impact such forward-looking statements include:

(i)	the outcome of any legal proceedings that may be instituted against PubCo;

(ii)	PubCo’s management of its business strategy and plans;

(iii)	changes in applicable laws or regulations;

(iv)	general economic conditions;

(v)	factors relating to the business, operations and financial performance of PubCo, including:

●	risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on PubCo’s supply chain, the ability to transact with key counterparties; the resulting volatility in the Ukrainian hryvnia; PubCo’s ability to operate and maintain its infrastructure; sanctions (including any reputational harm from certain of the beneficial owners of VEON Ltd.’s largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), being subject to sanctions) or any other considerations that could increase the risk of nationalization; and its impact on PubCo’s liquidity, financial condition and its ability to operate as a going concern;

●	risks related to JSC Kyivstar’s ability to declare and pay dividends and restrictions on its ability to make certain payments abroad (such as investments, interest and principal payments on loans, financing of any affiliate companies or representative offices offshore) resulting from the imposition of martial law in Ukraine and/or legal restrictions in Ukraine relating to the ongoing war;

●	risks related to PubCo’s principal asset being its interest in JSC Kyivstar, and its dependence on JSC Kyivstar for distributions, which may be restricted or prohibited;

●	risks related work stoppages and other labor matters, including mobilization;

●	risks related to investing in frontier markets, which are subject to greater risks than investing in more developed markets, including political and economic instability, regulatory and legal uncertainty, social unrest and conflict;

●	risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures, including the costs associated with such events and the reputational harm that could arise therefrom;

●	risks relating to the international economic environment, inflationary pressures, geopolitical developments and unexpected global events;

●	risks related to PubCo’s ability to grow its communications and digital service offerings, including the demands such strategy places on management, the need to obtain necessary approvals and the challenges of successfully integrating acquired businesses;

●	risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, PubCo’s operations, its ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers;

●	risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, import tariffs and restrictions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by Ukrainian governmental and other regulatory bodies and courts;

●	risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in PubCo’s favor or that it is unsuccessful in its defense of material litigation claims or is unable to settle such claims;

●	risks relating to our operations, including regulatory uncertainty regarding PubCo’s service offering, licenses and approvals or consents required from governmental authorities in relation thereto, frequency allocations, constraints on its spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, interconnection agreements, equipment failures and competitive offering and pricing pressures;

●	risks related to developments from competition, unforeseen or otherwise, including PubCo’s ability to keep pace with technological changes and evolving industry standards;

●	risks associated with the market price of PubCo Common Shares, which may be volatile or may decline regardless of PubCo’s operating performance; and

●	other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of PubCo’s Registration Statement on Form F-4, as amended (File No. 333-287802) (the “Form F-4”), which section is incorporated herein by reference.

The forward-looking statements contained in the Proxy Statement/Prospectus are based on PubCo’s current expectations and beliefs concerning future developments and their potential effects on its direct and indirect subsidiaries. There can be no assurance that future developments affecting PubCo will be those that PubCo have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either PubCo’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the Proxy Statement/Prospectus under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. As a result, the inclusion of the estimates or other forecast information in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. PubCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers of the Proxy Statement/Prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth in the Proxy Statement/Prospectus. PubCo nor any of its respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates or that financial and operating results will be achieved.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the completion of the Transactions is included in the Proxy Statement/Prospectus under the section titled “Management of Kyivstar Group Ltd. After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of PubCo is Unit 517, Level 5, Index Tower, Dubai International Financial Centre (DIFC), United Arab Emirates.

B. Advisers

Latham & Watkins LLP acts as U.S. securities counsel for PubCo.

Wakefield Quin Limited acts as Bermuda counsel for PubCo.

C. Auditors

UHY LLP, located in Melville, New York, has acted as PubCo’s independent registered public accounting firm from PubCo’s inception through the consummation of the Transactions and is expected to serve as PubCo’s independent registered public accounting firm after the consummation of the Transactions. UHY LLP is registered with the Public Company Accounting Oversight Board (United States).

UHY LLP, located in Melville, New York, has acted as VEON Holding’s independent registered public accounting firm from 2024 through the consummation of the Transactions. UHY LLP is registered with the Public Company Accounting Oversight Board (United States).

WithumSmith+Brown, PC, located in New York, New York, has acted as Cohen Circle’s independent registered public accounting firm from 2021 through the consummation of the Transactions. WithumSmith+Brown, PC is registered with the Public Company Accounting Oversight Board (United States).

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Information regarding the capitalization and indebtedness is included in the Proxy Statement/Prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”, which is incorporated herein by reference.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of PubCo are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

Item 4.  Information on the Company

A. History and Development of the Company

Kyivstar Group Ltd., or “PubCo”, is an exempted company limited by shares, incorporated and existing under the laws of Bermuda on March 7, 2025. PubCo was formed for the sole purpose of entering into and consummating the Transactions. The principal executive office of PubCo is Unit 517, Level 5, Index Tower, Dubai International Financial Centre (DIFC), United Arab Emirates, and the telephone number of PubCo is +97 4 433 1145.

See “Explanatory Note” in this Report for additional information regarding PubCo and the Business Combination. Certain additional information about PubCo is included in the Proxy Statement/Prospectus under the section titled “Business of Kyivstar Group Ltd. Before the Business Combination” and is incorporated herein by reference. The material terms of the Transactions are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The Business Combination Proposal,” which is incorporated herein by reference.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of PubCo’s common shares. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

The website address of PubCo is investors.kyivstar.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the completion of the Transactions, PubCo did not conduct any material activities other than those incidental to its formation, the incorporation of Merger Sub and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, PubCo became the direct parent of VEON Holdings. VEON Holdings conducts its business through JSC Kyivstar, a telecommunications and digital operator, operating Ukraine’s leading provider of mobile communication by number of subscribers and broadband services by number of access lines, as of December 31, 2024. We provide mobile, digital and fixed-line services to over 23 million mobile customers and over 1.1 million broadband subscribers as of December 31, 2024.

Information regarding the business of JSC Kyivstar is included in the Proxy Statement/Prospectus under the sections titled “Business of Kyivstar and Certain Information About Kyivstar” and “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Transactions, PubCo became the direct parent of the VEON Holdings and its subsidiaries, including JSC Kyivstar. The organizational chart of PubCo is included on page 96 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of VEON Holdings – including its direct, wholly owned subsidiary, JSC Kyivstar – is included in the Proxy Statement/Prospectus under the section titled “Business of Kyivstar and Certain Information About Kyivstar—Property, Plants and Equipment” and is incorporated herein by reference.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

Following and as a result of the Transactions, the business of PubCo is conducted through its indirect subsidiary, JSC Kyivstar (a direct, wholly owned subsidiary of VEON Holdings, which is a direct, wholly owned subsidiary of PubCo).

The discussion and analysis of the financial condition and results of operations of VEON Holdings – including its direct, wholly owned subsidiary, JSC Kyivstar – is included in the Proxy Statement/Prospectus under the section titled “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Kyivstar Group Ltd. After the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of PubCo, including a summary of the share-based compensation plan, to be administered by the PubCo board, is included in the Proxy Statement/Prospectus under the section titled “Management of Kyivstar Group Ltd. After the Business Combination—Post-Combination Kyivstar Group Ltd. Director and Executive Compensation” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of PubCo is included in the Proxy Statement/Prospectus under the section titled “Management of Kyivstar Group Ltd. After the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Transactions, the business of PubCo is conducted through its indirect subsidiary, JSC Kyivstar (a direct, wholly owned subsidiary of VEON Holdings, which is a direct, wholly owned subsidiary of PubCo).

Information regarding the employees of VEON Holdings – including its direct, wholly owned subsidiary, JSC Kyivstar – is included in the Proxy Statement/Prospectus under the section titled “Business of Kyivstar and Certain Information About Kyivstar—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of PubCo’s common shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of PubCo’s common shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding common shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The percentage of PubCo’s common shares beneficially owned is computed on the basis of 230,863,523 common shares issued and outstanding on the Closing Date, after giving effect to the Transactions. The following table does not reflect record of beneficial ownership of any common shares issuable upon exercise of PubCo’s warrants outstanding on the Closing Date.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Beneficial Owners	Number of Common Shares	Percentage of all Common Shares
Directors and Executive Officers
Betsy Z. Cohen(1)	6,010,353	2.6%
Augie K. Fabela II(2)	33,000	*
All PubCo directors and executive officers as a group (12 individuals)	6,043,353	2.6%
Other 5% Shareholders
VEON Amsterdam B.V.(3)	206,942,440	89.6%

*	Indicates beneficial ownership of less than one percent (1%) of the total outstanding common shares.
(1)	Based on information provided to PubCo, such PubCo common shares are held directly by Cohen Circle Sponsor I, LLC (3,894,665 PubCo common shares) and Cohen Circle Advisors, LLC (2,115,688), each of which is managed by Betsy Cohen. Ms. Cohen disclaims beneficial ownership of these securities, except to the extent of her pecuniary interest therein.
(2)	Based on information provided to PubCo, such PubCo common shares represent (i) 10,000 PubCo common shares held directly by Augie Fabela IRA and (ii) 23,000 PubCo common shares held in trust for which Mr. Fabela, as beneficiary and protector, shares voting and investment power through a controlled investment advisor. As such, Mr. Fabela is deemed to have beneficial ownership over such PubCo common shares.
(3)	The board of directors of VEON Amsterdam B.V. have direct voting and disposition powers with respect to the securities owned by VEON Amsterdam B.V. As of the date of this report, the board of directors of VEON Amsterdam B.V. comprises the following members: Kaan Terzioğlu (Chief Executive Officer of the VEON Group), Maciej Bogdan Wojtaszek (Deputy Chief Financial Officer of the VEON Group) and Jameel Asghar (Chief People Officer of the VEON Group). As the sole shareholder of VEON Amsterdam B.V., VEON Ltd. and its board of directors have indirect voting and disposition powers with respect to the securities owned by VEON Amsterdam B.V. As of the date of the report, the board of directors of VEON Ltd. comprises the following members: Augie K Fabela II, Andrei Gusev, Rt Hon Sir Brandon Lewis CBE, Duncan Perry, Michael R. Pompeo, Michiel Soeting and Kaan Terzioğlu.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Kyivstar Relationships and Related Party Transactions” and is incorporated herein by reference.

In addition to the related party transactions noted in the Proxy Statement/Prospectus, the following sets forth certain additional related party transactions.

Agreement with Impact Investments LLC for Strategic Support and Board Advisory Services

On June 7, 2024, VEON Ltd., the direct parent company of the Seller, entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments LLC (“Impact Investments”) that stipulated that Impact Investments would provide strategic support and board advisory services to VEON Ltd. and JSC Kyivstar. Michael R. Pompeo, who was appointed to the Board of Directors of VEON Ltd. on May 31, 2024, to the Board of Directors of JSC Kyivstar in November 2023 and to the Board of Directors of PubCo on August 14, 2025, serves as Executive Chairman of Impact Investments. As of December 31, 2024, US$0.4 million of expense had been recognized related to the monthly cash payments to Impact Investments and US$7 million of expense had been recognized related to share based payments to Impact Investments.

Agreement with Delta Strategy & Ventures LLC for Strategic Support and Board Advisory Services

Pursuant to a services agreement between JSC Kyivstar and Delta Strategy & Ventures LLC (“Delta”), Delta facilitates the engagement of Dmytro Shymkiv. In this capacity, Mr. Shymkiv provides guidance, advice, insights and support to the JSC Kyivstar supervisory board and management team on matters affecting the company’s operations, performance and strategy. In exchange, JSC Kyivstar makes cash payments to Delta, amounting to approximately $136,500 for the year ended December 31, 2024 and approximately $100,300 for the current year (through April 25, 2025). Dmytro Shymkiv, who was appointed to the Board of Directors of PubCo on August 14, 2025, serves as the Chief Executive Officer of Delta.

C. Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Following and as a result of the Transactions, the business of PubCo is conducted through its indirect subsidiary, JSC Kyivstar (a direct, wholly owned subsidiary of VEON Holdings, which is a direct, wholly owned subsidiary of PubCo). Information regarding legal proceedings involving VEON Holdings – including its direct, wholly owned subsidiary, JSC Kyivstar – is included in the Proxy Statement/Prospectus under the section titled “Business of Kyivstar and Certain Information About Kyivstar—Litigation and Other Proceedings” and is incorporated herein by reference.

B. Significant Changes

None.

Item 9.  The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of PubCo Common Shares and PubCo Warrants

PubCo’s common shares and PubCo’s warrants are listed on Nasdaq under the symbols KYIV and KYIVW, respectively. Holders of PubCo common shares and PubCo warrants should obtain current market quotations for their securities. There can be no assurance that the PubCo common shares and/or the PubCo warrants will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo common shares and/or the PubCo warrants could be delisted from Nasdaq. A delisting of the PubCo common shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to certain PubCo common shares held by the Sponsor and VEON Holdings is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Transaction Documents — Transaction Documents” and is incorporated herein by reference.

Warrants

Upon the completion of the Transactions, there were 7,666,638 PubCo warrants outstanding, all of which represent publicly held warrants not subject to lock-up provisions. Each PubCo warrant entitles the holder to purchase one PubCo common share at an exercise price of $11.50 per share, and will become exercisable 30 days after the completion of the Transactions. The PubCo warrants will expire five years after the completion of Transactions or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

PubCo’s common shares and PubCo’s warrants are listed on Nasdaq under the symbols KYIV and KYIVW, respectively. There can be no assurance that the PubCo common shares and/or the PubCo warrants will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo common shares and/or the PubCo warrants could be delisted from Nasdaq. A delisting of the PubCo common shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A. Share Capital

We are authorized to issue 265,430,000 PubCo common shares with a par value of $0.01 per share.

As of August 14, 2025, subsequent to the closing of the Transactions, there were 230,863,523 PubCo common shares outstanding. Additionally, there were 7,666,638 PubCo warrants outstanding, each of which entitle the holder to purchase one PubCo common share at an exercise price of $11.50 per share.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Kyivstar Group Ltd. Securities” and is incorporated herein by reference.

B. Memorandum of Association and Bye-Laws

Information regarding certain material provisions of the Memorandum of Association and Bye-Laws of PubCo is included in the Proxy Statement/Prospectus under the section titled “Description of Kyivstar Group Ltd. Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement”, which is incorporated herein by reference.

A description of the Master Lease Agreement and Framework Agreement, incorporated herein by reference as Exhibits 4.10 and 4.11, respectively, is included in the Proxy Statement/Prospectus under the section entitled “Kyivstar Relationships and Related Party Transactions—Ukraine Tower Company Agreements.”

D. Exchange Controls

In accordance with the General Permission of the Bermuda Monetary Authority as set out in the Notice to the Public of June 2005, there are currently no exchange control regulations in Bermuda applicable to us or our shareholders.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of PubCo common shares and PubCo warrants is included in the Proxy Statement/Prospectus under the section titled “Certain Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has not paid any cash dividends on its equity securities to date. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of PubCo. The payment of any cash dividends will be within the discretion of the PubCo Board. It is currently not expected that the PubCo Board will declare any dividends in the foreseeable future. Further, the ability of PubCo to declare dividends may be limited by the terms of financing or other agreements entered into by PubCo or its subsidiaries from time to time.

G. Statement by Experts

The combined financial statements of VEON Holdings and its subsidiaries as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, have been incorporated by reference herein in reliance upon the report of UHY LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Kyivstar Group Ltd. as of March 31, 2025 and for the period from March 7, 2025 (inception) to March 31, 2025 have been incorporated by reference herein in reliance upon the report of UHY LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements for Cohen Circle as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, have been incorporated by reference herein have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H. Documents on Display

Documents concerning PubCo referred to in this Report may be inspected at the principal executive offices of PubCo at Unit 517, Level 5, Index Tower, Dubai International Financial Centre (DIFC), United Arab Emirates.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of PubCo common shares. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Following and as a result of the Transactions, the business of PubCo is conducted through its indirect subsidiary, JSC Kyivstar (a direct, wholly owned subsidiary of VEON Holdings, which is a direct, wholly owned subsidiary of PubCo). Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Financial Risks” and is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Information pertaining to PubCo’s warrants is set forth in the Proxy Statement/Prospectus under the section titled “Description of Kyivstar Group Ltd. Securities—Redeemable Warrants” and is incorporated herein by reference.

PART II

Not applicable

II-1

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of Cohen Circle Acquisition Corp. I are incorporated by reference to pages F-2–F-21 in the Form F-4. The unaudited interim financial statements of Cohen Circle Acquisition Corp. I as of and for the three months ended March 31, 2025 are incorporated by reference to pages F-22–F-41 in the Form F-4. The unaudited interim financial statements of Cohen Circle Acquisition Corp. I as of and for the six months ended June 30, 2025 are incorporated by reference to Form 10-Q of Cohen Circle Acquistion Corp. I filed with the Commission on August 11, 2025.

The audited consolidated financial statements of Kyivstar Group Ltd. are incorporated by reference to pages F-107–F-112 in the Form F-4

The audited combined financial statements of VEON Holdings B.V. are incorporated by reference to pages F-42–F-86 in the Form F-4. The unaudited interim financial statements of VEON Holdings B.V. as of and for the three months ended March 31, 2025 are incorporated by reference to pages F-87–F-106 in the Form F-4.

The unaudited pro forma condensed combined financial statements of Cohen Circle Acquisition Corp. I and VEON Holdings B.V. are incorporated by reference to pages 114-131 in the Form F-4.

Item 19.  Exhibits

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Certificate of Incorporation and Memorandum of Association of Kyivstar Group Ltd.	F-4	333-287802	3.1	June 5, 2025
1.2*	Bye-Laws of PubCo.
2.1	Specimen PubCo common share certificate.	F-4/A	333-287802	4.1	June 24, 2025
2.2	Specimen PubCo warrant.	F-4/A	333-287802	4.2	June 24, 2025
2.3	Warrant Agreement, dated as of October 10, 2024, between Cohen Circle Acquisition Corp. I and the Continental Stock Transfer & Trust Company.	F-4	333-287802	4.3	June 5, 2025
2.4*	Assignment and Assumption and Amendment and Restatement of Warrant Agreement, dated as of August 14, 2025, for Cohen Circle’s outstanding warrants.
4.1	Business Combination Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V. and Varna Merger Sub Corp.	F-4	333-287802	2.1	June 5, 2025
4.2	Amendment No. 1 to Business Combination Agreement, dated as of June 24, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp.	F-4/A	333-287802	2.4	June 24, 2025
4.3	Amendment No. 2 to Business Combination Agreement, dated as of July 10, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp.	F-4/A	333-287802	2.5	July 10, 2025

III-1

4.4	Seller Lock-up Agreement, dated as of March 18, 2025, by and among Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, and VEON Amsterdam B.V. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-287802), filed with the SEC on June 5, 2025).	F-4	333-287802	10.3	June 5, 2025
4.5	Sponsor Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co., and VEON Amsterdam B.V.	F-4	333-287802	10.2	June 5, 2025
4.6	Amendment No. 1 to Sponsor Agreement, dated as of July 10, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co., and VEON Amsterdam B.V.	F-4/A	333-287802	10.11	July 10, 2025
4.7*†	Registration Rights Agreement, by and among PubCo and the other parties thereto.
4.8*	Seller Loan Note, dated as of August 13, 2025, by and between Kyivstar Group Ltd. and VEON Amsterdam B.V.
4.9	Form of Director Indemnification Agreement.	F-4/A	333-287802	10.7	June 24, 2025
4.10†	Master Lease Agreement, dated as of August 25, 2021, by and among JSC Kyivstar and Ukraine Tower Company LLC (English-language translation)	F-4	333-287802	10.8	June 5, 2025
4.11†	Framework Agreement for Sale and Purchase of Equipment, dated as of August 20, 2021, by and among JSC Kyivstar and Ukraine Tower Company LLC (English-language translation)	F-4	333-287802	10.9	June 5, 2025
4.12	Form of Non-Redemption Agreement	F-4/A	333-287802	10.10	July 10, 2025
8.1	Subsidiaries of PubCo.	F-4	333-287802	21.1	June 5, 2025
15.1*	Consent of UHY LLP (as independent registered public accountant to VEON Holdings B.V.).
15.2*	Consent of UHY LLP (as independent registered public accountant to Kyivstar Group Ltd.).
15.3*	Consent of WithumSmith+Brown, PC.

(*)	Filed herewith

(†)	Certain identified confidential information has been redacted from this exhibit because disclosure of that information would constitute a clearly unwarranted invasion of personal privacy.

III-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

KYIVSTAR GROUP LTD.

Date: August 15, 2025	By:	/s/ Kaan Terzioğlu
	Name:	Kaan Terzioğlu
	Title:	Executive Chairman and Director

III-3